THIRD AMENDMENT TO LEASE

This Third Amendment to Lease (**"Third Amendment"**) is made and entered into as of June 15, 2005 by and between Abram Zands dba Production Party Rentals (**"Tenant"**) and Palomar Industrial Center (**"Landlord"**) with respect to that certain Lease dated August 8, 1995 (the **"Lease"**).

Recitals

A. On or about August 8, 1995, Abram Zands dba Production Party Rentals as Tenant and Palomar Commerce Center LLC, as Landlord, executed a lease for approximately (3180) square feet of retail space at the premises commonly known as 657 Palomar Street, Suite J, in the City of Chula Vista, California 91911 (**"Premises"**).

B. On or about September 4, 2001, Palomar Industrial Center acquired all rights, title and interest in the property, received an assignment of leases at 657 Palomar Street, Chula Vista, California, and acts in the capacity as the current Landlord to Tenant.

C. All capitalized terms not otherwise defined in this Third Amendment have the meanings given them in the Lease.

D. Tenant and Landlord now desire to amend the Lease pursuant to the following terms and conditions:

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which are acknowledged, Tenant and Landlord agree as follows:

1. **TERM:** Landlord and Tenant acknowledge that the Lease term currently expires August 31, 2005. Upon its expiration, the Lease term for the Premises shall be extended for a period of Thirty Six (36) months (**"Extended Term"**), commencing September 1, 2005, and expiring on August 31, 2008, unless sooner terminated pursuant to any provision of the Lease or as otherwise allowed by law.

2. **BASE RENT:** The Minimum Base Rent for the Extended Term shall be as follows, payable in advance on the first of each month without notice, offset or deduction:

INITIAL

September 1, 2005 – August 31, 2006	$2,703.00

2.A. ANNUAL INCREASES: On the first anniversary date of the commencement date of the Extended Term and annually thereafter the Minimum Rent shall increase by one hundred percent (100%) of the annual increase, if any, shown by the Consumer Price Index for All Urban Consumers all items for the Los Angeles C Riverside C Orange County, California statistical area (base years 1982C1984 = 100) ("Index"), published by the United States Department of Labor, Bureau of Labor Statistics, for the same month in the immediately preceding calendar year. Landlord shall calculate the amount of this increase in Minimum Rent after the United States Department of Labor publishes the statistics on which the amount of the increase will be based. Landlord shall give written notice of the amount of the increase, multiplied by the number of installments of rent due under the Lease since the Adjustment Date. Tenant shall pay this amount, together with the monthly rent next becoming due under the Lease, and shall thereafter pay the monthly rent due under the Lease at this increased rate, which shall constitute Minimum Rent. Landlord's failure to make the required calculations promptly shall not be considered a waiver of Landlord's rights to adjust the monthly rent due, nor shall it affect Tenant's obligations to pay the increased Minimum Rent. If the Index is changed so that the base year differs from that in effect on the Lease Commencement Date, the Index shall be converted in accordance with the conversion factor published by the United States Department of Labor, Bureau of Labor Statistics. If the Index is discontinued or revised during the Lease term, the government index or computation with which it is replaced shall be used to obtain substantially the same result as if the Index had not been discontinued or revised. Notwithstanding the above, Minimum Rent shall not be increased by less than Four percent (4%) or increased by more than Six percent (6%) of Minimum Rent payable by Tenant in the then preceding monthly period.

"CLARIFICATION OF PARAGRAPH 2.A: In the interest of avoiding confusion, the parties understand the meaning of paragraph 2.A. to be:

> On the first anniversary date of the commencement date of the Extended Term, and upon expiration of each 12 months thereafter, rent shall be adjusted accordingly to any increase in the U.S. Consumer Price Index of the Bureau of Labor Statistics of the Department of Labor for All Urban Consumers ("CPI") for Los Angeles/Riverside/Orange Counties, based on the following formula: Minimum Rent will be multiplied by the most current CPI preceding the first calendar month during which the adjustment is to take effect, and divided by the most recent CPI preceding the commencement date of the Extended Term. In no event shall any adjusted Minimum Rent be less than four percent (4%) or more than six percent (6%) the Minimum Rent for the month immediately preceding the adjustment. If the CPI is no longer published, then the adjustment to the Minimum Rent shall be based on an alternate index that most closely reflects the CPI."

3. **COMMON AREA EXPENSES:** Tenant is to pay its pro-rata share of Adjustments as provided in Section 4 of the Lease.

4. **SECURITY DEPOSITS:** Landlord currently holds the amount of $2,240.00 as a security deposit. Tenant's security deposit shall be increased by $463.00 to equal a new security deposit amount of Two Thousand Seven Hundred & Three Dollars ($2,703.00).

5. **ACCEPTANCE OF PREMISES:** Tenant accepts the Premises in "As Is" condition. Landlord is not obligated to perform or construct any tenant improvements. Tenant represents and warrants that there are no present and outstanding defaults or breaches of the Lease by Landlord or Tenant and that Tenant has no claims or offsets of any kind or nature against Landlord.

6. **FREE RENT:** Upon execution of this Third Amendment Tenant shall be granted One (1) month free rent. This free rent shall be applied to the first month of the Extended Term.

7. **HAZARDOUS WASTE:** Tenant warrants that Tenant, at its sole cost and expense, shall comply with all laws, rules, regulations, orders and the like relating to the storage, use and/or disposal of Hazardous, toxic or radioactive matter, including those materials identified in Sections 66680 through 66685 of "Title 22" as amended from time to time (collectively "**Toxic Materials**"). Tenant shall not cause or permit any Toxic Materials to be brought upon, kept, stored, used or disposed of in or about the Premises or the parking facilities or other areas serving the Premises by Tenant, its agents, employees, contractors or invitees, without the prior written consent of Landlord, which consent Landlord may withhold in its sole discretion. Notwithstanding, anything to the contrary contained in the Lease, Landlord and Landlord's agents shall have the right to enter the Premises at any reasonable time for the purpose of inspecting same to insure Tenant's compliance with the requirements of this Section 8. Tenant's breach of the covenants contained herein shall constitute a material default under the Lease. Tenant shall be solely responsible for and shall defend, indemnify and hold Landlord, Landlord's agents and the Premises harmless from and against all claims, costs and liabilities, including attorneys' fees and costs, arising out of our in connection with the removal of Toxic Materials from the Premises and/or any adjacent property or the clean up of the Premises and/or any adjacent property, including without limitation, any and all restoration work and materials necessary to return the Premises and any other property of whatever nature to their condition existing prior to the appearance of the Toxic Materials on the Premises. Tenant's obligations hereunder shall survive the termination of the Lease.

8. **BROKERS:** Each party represents and warrants to the other that it has not engaged any agent or broker and incurred no commission obligation for which the other party is or may become responsible for.

Except as called out herein, all other terms and conditions of the Lease dated August 8, 1995, and subsequent amendments shall remain in full force and effect. In the event of any conflict or discrepancy between the Lease and this Third Amendment, the provisions of this Third Amendment shall control. This Third Amendment shall inure to the benefit of and be binding upon Landlord and Tenant and their respective successors and assigns. This Third Amendment constitutes the entire agreement of the parties with respect to the subject matter hereof. The Lease and this Third Amendment shall not be further amended or modified except by a written instrument signed by Landlord and Tenant. This Third Amendment is the joint work product of both parties and shall not be construed more favorably for, or more strictly against, either party on the grounds that such party participated more or less fully in the preparation of this Third Amendment. Except as expressly set forth herein, Landlord and Tenant fully confirm, ratify, and restate the Lease and each provision thereof.

IN WITNESS WHEREOF, this amendment has been duly executed and delivered by the authorized officers of the undersigned as of 7/5/03

LANDLORD: Palomar Industrial Center	TENANT: Abram Zands dba Production Party Rentals
By: Stanley M Cohen	By: Abram Zands